EXHIBIT 99.20

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release October 9, 2003 Symbol: ORZ.TSX

OREZONE RAISES $8.1 MILLION IN BOUGHT DEAL

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce that it has agreed to sell, to a syndicate of underwriters co-lead by Canaccord Capital Corporation and Nesbitt Burns Inc. including Pacific International Securities Inc, and Westwind Partners Inc., 9 million units by way of a bought, underwritten private placement at a price of $0.90 per unit for gross proceeds of $8.1 million. In addition, the underwriting syndicate which will include The Underwriters will have the option to purchase up to an additional 2.2 million units at any time up to the closing date for additional gross proceeds of $2 million. Each unit will consist of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $1.20 for eighteen months from the closing date. The underwriters will receive a 6% cash commission and underwriters’ warrants exercisable for common shares equal to 6% of the units sold under the offering. The agents’ warrants will be exercisable at a price of $0.90 per common share for a period of twelve months from the closing date. The securities issuable under the private placement will be subject to a four month hold period from the closing date. Completion of the transaction is subject to a number of conditions precedent including regulatory approval.

Proceeds from the placement will allow Orezone to significantly increase its exploration and definition drilling programs that have commenced this week. Orezone intends to accelerate several of its advanced gold projects towards prefeasibility and development.

Orezone is focused on adding shareholder value through the exploration and development of its advanced gold projects in West Africa.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
e-mail:  info@orezone.com      website:  www.orezone.com